                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO.1)

                          PULITZER PUBLISHING COMPANY
                               (Name of Issuer)

                         COMMON STOCK PAR VALUE $0.01
                        (Title of Class of Securities)

                                  745771 10 5
                                (CUSIP Number)

                                Dean H. Blythe
                        Hearst-Argyle Television, Inc.
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 887-6800

                              Jodie W. King, Esq.
                            The Hearst Corporation
                               959 Eighth Avenue
                           New York, New York 10019
                                (212) 649-2103

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copy to:
                             Steven A. Hobbs, Esq.
                           Bonnie A. Barsamian, Esq.
                                Rogers & Wells
                                200 Park Avenue
                           New York, New York 10166
                                (212) 878-8000



                               January 18, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[_]

                        (Continued on following pages)

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.745771 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HEARST-ARGYLE TELEVISION, INC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.                    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.                   DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.    14,537,808

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.   14,537,808

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
                          14,537,808

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.                     65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.                     CO

------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.745771 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HEARST BROADCASTING, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.                   OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.                  DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.   14,537,808

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.  14,537,808

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.                     14,537,808


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.                     65.1

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.                     CO

------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.745771 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            THE HEARST CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.                    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.                   DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.    14,537,808

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.   14,537,808

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.                     14,537,808


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.                     65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.                     CO

------------------------------------------------------------------------------

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO.745771 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       THE HEARST FAMILY TRUST
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.                    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.                   DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.    14,537,808

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.   14,537,808

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.                        14,537,808


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.                     65.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.                   OO (testamentary trust)

------------------------------------------------------------------------------

                                 SCHEDULE 13D

Item 1.  Security and Issuer.

     This Amendment No. 1 which relates to shares of Common Stock, $0.01 par value per share ("Common Stock") of Pulitzer Publishing Company, a Delaware corporation (the "Issuer"), with principal offices located at 900 North Tucker Boulevard, St. Louis, Missouri, 63101, and is being filed jointly by Hearst-Argyle Television, Inc., a Delaware corporation ("Hearst-Argyle"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), The Hearst Corporation, a Delaware corporation ("Hearst"), and The Hearst Family Trust, a testamentary trust (the "Trust", and together with Hearst-Argyle, Hearst Broadcasting and Hearst, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on June 4, 1998.

Item 3.  Source and Amount of Funds or Other Consideration.

     Hearst-Argyle and the Stockholders have amended and restated the Voting Agreement as described in Item 4 below.

Item 4.  Purpose of the Transaction.

     On January 18, 1999, Hearst-Argyle announced that Hearst-Argyle and the Issuer amended their previously announced merger agreement. Under the terms of the merger agreement before the amendment, Hearst-Argyle was to deliver $1.15 billion worth of Series A Common Stock based on the market price of the Series A Common Stock for the 15-trading day period prior to the closing of the transaction. The amended merger agreement instead provides for a fixed number of shares to be delivered to the Issuer's shareholders in consideration for the merger. The new fixed-share amount is equivalent to using $31 per share for the price of Hearst-Argyle's Series A Common Stock under the prior formulation. The amendment removes from the merger agreement the equity-adjustment "collar" mechanism as well as any termination rights of the Issuer relative to fluctuations in the price of the Series A Common Stock.

     In addition, on January 17, 1999 Hearst-Argyle and the Stockholders amended the Voting Agreement in order to remove the provisions of the Voting Agreement which generally restricted, during approximately the 15 trading day period prior to and including the closing date of the merger, the Reporting Persons from purchasing shares of Hearst-Argyle common stock and the Stockholders from selling shares of the Issuer's common stock owned by them.

                                 EXHIBIT INDEX

Exhibit No.      Description
-----------      -----------

Exhibit 7.1 Amended and Restated Agreement and Plan of Merger, by and among Pulitzer Publishing Company, Pulitzer Inc. and Hearst-Argyle Television, Inc., dated as of May 25, 1998.

Exhibit 7.2 Amended and Restated Pulitzer Voting Agreement, dated as of May 25, 1998, among Hearst-Argyle Television, Inc. and each of the stockholders of Pulitzer Publishing Company listed on Schedule I to the Agreement.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                HEARST-ARGYLE TELEVISION, INC.

                                By: /s/ Dean H. Blythe
                                   --------------------------------------
                                    Name:   Dean H. Blythe
                                    Title:  Senior Vice President,
                                            Secretary and General Counsel

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                HEARST BROADCASTING, INC.

                                By: /s/ Jodie W. King
                                    -----------------------
                                    Name:  Jodie W. King
                                    Title:  Vice President

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                THE HEARST CORPORATION

                                By: /s/ Jodie W. King
                                    ------------------------
                                    Name:  Jodie W. King
                                    Title:  Vice President

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 1999

                                THE HEARST FAMILY TRUST

                                By: /s/ Mark F. Miller
                                    ------------------------------
                                    Name: Mark F. Miller
                                    Title:  Trustee